April 3, 2020

Fabian Souza
Senior Vice President and Corporate Controller
EXELON CORP
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

       Re: EXELON CORP
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 11, 2020
           Response dated March 19, 2020
           File No. 001-16169

Dear Mr. Souza:

       We have reviewed your March 19, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Critical Accounting Policies
Depreciable Lives of Property, Plant and Equipment (All Registrants), page 78

1. We have read your response to comment 2. We note from your disclosure on page 272 that you increased your asset retirement obligation by $780 million in part due to changes in the assumed retirement timing probabilities of economically challenged nuclear plants.
      In this regard, it appears that you revised the planned asset retirement dates of the nuclear plants that are economically challenged. Your proposed disclosure indicates that when a determination has been made that an asset will be retired before the end of its current estimated useful life, depreciation provisions will be accelerated to reflect the shortened
 Fabian Souza
EXELON CORP
April 3, 2020
Page 2
         estimated useful life, which could have a material unfavorable impact on Exelon's and
         Generation's future results of operations. A company should address specifically why its accounting estimates or assumptions bear the risk of change. The reason may be that there is an uncertainty attached to the estimate or assumption, or it just may be difficult to measure or value. Equally important, companies should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on outcomes that are reasonably likely to occur and would have a material effect. Please note a Company is required to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors pursuant to Section V of SEC Release 33-8350. Please disclose the accounting estimates or assumptions used to determine the depreciable lives of your Dresden, Byron and Braidwood units at risk of early retirement, including their book values, based on the guidance in SEC Release 33-8350.

Results of Operations by Registrant, page 84

2. We have read your response to comment 3. It appears the Company's chief operating decision maker ("CODM") uses net income as the segment measure for the utility registrants. Please reconcile the non-GAAP measure revenues net of purchased power and fuel expense ("RNF") to a GAAP gross margin that includes depreciation and amortization expense for the utility registrants. In this regard, a GAAP gross margin should be used as the starting point of the non-GAAP reconciliation of RNF and should be shown even if it is not otherwise presented in the utility registrants financial statements.


        You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Gus
Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameFabian Souza                                 Sincerely,
Comapany NameEXELON CORP
                                                               Division of
Corporation Finance
April 3, 2020 Page 2                                           Office of Energy
& Transportation
FirstName LastName